UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A
Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-03315

CHAZAK VALUE CORP.

___________________________________________________________________________________________

(Exact name of registrant as specified in its charter)

75 Rockefeller Plaza, 16th Floor

New York, New York 10019

(212) 265-7013

___________________________________________________________________________________________

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK OF PUBLICARD, INC., PAR VALUE $.10, CUSIP NO. 744627 10 0 (See Note 1 below)

(Title of each class of securities covered by this Form)

COMMON STOCK OF CHAZAK VALUE CORP., PAR VALUE $.01, CUSIP NO. 16265R 106 (See Note 2 below)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     0

Explanatory Note: The purpose of this Amendment No. 1 is to clarify that the issuer's duty to file reports under section 13(a) remains with respect to the common stock of Chazak Value Corp., par value $0.01 per share, CUSIP No. 16265R 106.

Note 1. This certification and notice relates to the Common Stock of PubliCARD, Inc. (“PubliCARD”), which, pursuant to PubliCARD’s First Amended Plan of Reorganization, as amended (the “Plan”), pursuant to Chapter 11 of the United States Bankruptcy Code was cancelled upon the effectiveness of the Plan on January 30, 2008 and is no longer outstanding.

Note 2. In accordance with the Plan, PubliCARD merged into Chazak Value Corp. (“Chazak”). Chazak issued shares of its Common Stock in accordance with the Plan and registered such shares on Form 8-A filed January 30, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934, Chazak has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 1, 2008	By:	/s/ Marc B. Ross
Marc B. Ross
Chief Financial Officer